Filed by Namib Minerals

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Hennessy Capital Investment Corp. VI

Commission File No.: 001-40846

Filed June 2, 2025

In connection with industry meetings that Namib Minerals (“Namib”) is having, Namib provided the following investor presentation.

Unlocking Africa’s Gold Future A New Era of Resource Discovery Investor Presentation | June 2025

Investor Presentation | 2 Forward - Looking Statements Introductory Note This presentation (this “Presentation”) is provided for informational purposes only and has been prepared to provide interested parties with certain information about Namib Minerals and its subsidiaries (collectively, “Namib Minerals”, or the “Company”), including Greenstone Corporation (“Greenstone”), and for no other purpose . Forward - Looking Statements All statements other than statements of historical facts contained in this Presentation are, including statements regarding Namib Minerals’ future financial position, results of operations, business strategy, market demand and plans and objectives of its management team for future operations, forward - looking statements . Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward - looking statements . In some cases, you can identify forward - looking statements by words such as “aim,” “estimate,” “plan,” “position,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “preliminary,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward - looking . Forward - looking statements include, without limitation, Namib Minerals’ management team’s expectations concerning the outlook for its business, productivity, plans, and goals for future operational improvements, growth and capital investments, operational and cost performance, future market conditions, or economic performance and developments in the capital and credit markets and expected future financial performance, including the restart of the Mazowe Mine and the Redwing Mine and related expansion plans, capital expenditure plans and timeline, the development and goals of the prospective exploration licenses in the Democratic Republic of the Congo (the “DRC”), targeted future financial and operational performance, economic outlook for the gold mining industry, mineral reserve and resource estimates, outlook for investing in Zimbabwe, expectations regarding gold prices and exchange rates, production, total cash costs, all - in costs, cost savings and other operating results, productivity improvements, expected additional funding, growth prospects and outlook of Namib Minerals’ operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain exploration and production projects, as well as any information concerning possible or assumed future results of operations . The forward - looking statements are based on the current expectations of Namib Minerals’ management team and are inherently subject to uncertainties and changes in circumstance and their potential effects . There can be no assurance that future developments will be those that have been anticipated . These forward - looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward - looking statements . These risks and uncertainties include, but are not limited to, (i) market risks, including the price of gold ; (ii) the outcome of any legal proceedings that may be instituted against Namib Minerals relating to its recently completed business combination (the “Business Combination”) ; (iii) failure to realize the anticipated benefits of the Business Combination ; (iv) the inability to maintain the listing of Namib Minerals’ securities on Nasdaq ; (v) the inability to remediate the identified material weaknesses in Namib Minerals’ internal control over financial reporting, which, if not corrected, could adversely affect the reliability of its financial reporting ; (vi) the risk that the price of Namib Minerals’ securities may be volatile due to a variety of factors, including changes in the highly competitive industries in which it plans to operate, variations in performance across competitors, changes in laws, regulations, technologies, natural disasters or health epidemics/pandemics, national security tensions, and macro - economic and social environments affecting its business, and changes in the combined capital structure ; (vii) the inability to implement business plans, forecasts, and other expectations, identify and realize opportunities, and manage its growth and expanding operations ; (viii) the risk that Namib Minerals may not be able to successfully develop its assets, including expanding the How Mine, restarting and expanding its other mines in Zimbabwe or developing its interest in exploration permits in the DRC ; (ix) the risk that Namib Minerals will be unable to raise additional capital to execute its business plan, which many not be available on acceptable terms or at all ; (x) political and social risks of operating in Zimbabwe and the DRC ; and (xi) the operational hazards and risks that Namib Minerals faces . The foregoing list is not exhaustive, and there may be additional risks that Namib Mineral presently knows of or believes are immaterial . You should carefully consider the foregoing factors, any other factors discussed in this Presentation and those discussed and identified in filings made with the SEC by Namib Minerals from time to time . Namib Minerals cautions you against placing undue reliance on forward - looking statements, which reflect current beliefs and are based on information currently available as of the date a forward - looking statement is made . Forward - looking statements set forth in this Presentation speak only as of the date of this Presentation . Namib Minerals does not undertake any obligation to revise forward - looking statements to reflect future events, changes in circumstances, or changes in beliefs . In the event that any forward - looking statement is updated, no inference should be made that Namib Minerals will make additional updates with respect to that statement, related matters, or any other forward - looking statements . Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward - looking statements, including discussions of significant risk factors, may appear in Namib Minerals’ public filings with the SEC, which are or will be (as appropriate) accessible at www . sec . gov, and which you are advised to review carefully .

Value Proposition

Namib Minerals is pathing a way to unlocking Africa's untapped mining potential



Gold Producer 3 gold assets in Zimbabwe	1 producing mine 2 restart projects
Significant Reserves **1.6M oz Au** @ 3.92 g/t Au (M&I)[(1)(3)(4)] **2.4Moz Au** @ 3.57 g/5 Au (Inferred) [(1)(3)(4)(8)]	with the potential to ramp up annual production from 36,743 oz [(5)] produced in 2024 from restart projects
Growth Potential Adj. EBITDA potential to rise	from $24.5M[(6)] in 2024 if production ramps up and commodity prices continue to rise
Green Transition exploring for copper and cobalt in the DRC	with an interest in 13 exploration assets and a drill program underway [(7)]
Experienced Team committed to operational excellence and responsible mining	decades of mining experience in Africa, backed by ISO 14001, 9001, and 45001 certifications for sustainability, quality, and safety[(9)(10)]

Footnotes:
(1) How Mine S-K 1300 Technical Report Summary, effective December 31, 2023, exclusive of all Reserves (Underground Reserves of 64koz @ 2.39 g/t and Surface Reserves of 23koz @ 0.88 g/t) and Inferred Sands (Resource of 213koz @ 0.60 g/t Au).
(2) How Mine S-K 1300 Technical Report Summary, effective December 31, 2023.
(3) Mazowe Mine S-K 1300 Technical Report Summary, effective December 31, 2023.
(4) Redwing Mine S-K 1300 Technical Report Summary, effective December 31, 2023.
(5)Audited financial statements and notes of Greenstone as of and for the year ended December 31, 2024.
(6) Non-IFRS measures, which should not be considered in isolation or as a substitute for IFRS measures. Please see slide 21 for definitions of each and a reconciliation of each to the most comparable IFRS measures.
(7) The holder of these exploration permits has given Greenstone four years of exclusivity to explore mining possibilities under these permits, and has agreed to enter into a joint venture, of which Greenstone would have a 50% interest, following feasibility studies and in connection with conversion of these exploration licenses to exploitation licenses.
(8) Please refer to Slide 25 for definitions of certain mining terms. Note: Figures may vary due to rounding, please refer to each project report for more information. There is a low level of geological confidence associated with Inferred Mineral Resources and there is no certainty that further exploration work will result in the determination of Indicated Mineral Resources.
(9) Source: How Mine internal management safety reporting.
(10) Source: During the year ended December 31, 2024, recertification achieved on all three international standards-based management systems; ISO 14001 of 2015: Environmental Management Systems (EMS), ISO 9001 of 2015: Quality Management Systems (QMS) and ISO 45001 of 2018: Occupational Safety and Health Management Systems (OHSMS).
Note: M&I = Measured & Indicated, I = Inferred.

NAMIB MINERALS

Investor Presentation | 3

Current Production & Potential Upside

The Namib Minerals portfolio consists of multiple advanced gold assets, along with an interest in 13 prospective Cobalt & Copper exploration licenses[5]

Measured & Indicated: 1.6Moz Au @ 3.92 g/t Au[1][3][4]

Inferred: 2.4Moz Au @ 3.57 g/t Au[1][3][4][6]

Currently in Production



How Mine (HM)[2]
Zimbabwe
Underground Mine

- Underground Resource Estimate:
  - M&I: **0.15Moz Au @ 2.21 g/t Au**
  - I: **0.18Moz Au @ 2.82 g/t Au**[6]
- Underground Reserve Estimate: 64koz @ 2.39 g/t Au[2]
- 2024 Production: **36.6koz** [7]

Preparing to Begin Restart



Mazowe Mine (MM)[3]
Zimbabwe
Underground Mine

- Resource Estimate:
  - M&I: **0.29Moz Au @ 7.77 g/t Au**
  - I: **0.92Moz Au @ 8.65 g/t Au**[6]
- Historical Producer

Preparing to Begin Restart



Redwing Mine (RM)[4]
Zimbabwe
Underground Mine

- Resource Estimate:
  - M&I: **1.19Moz Au @ 3.83 g/t Au**
  - I: **1.33Moz Au @ 2.61 g/t Au**[6]
- Historical Producer

(1) Source: How Mine S-K 1300 Technical Report Summary, effective December 2023, exclusive of all Reserves (Underground Reserves of 64koz @ 2.39 g/t and Surface Reserves of 23koz @ 0.88 g/t) and Inferred Sands (Resource of 213koz @ 0.60 g/t Au).
(2) Source: How Mine S-K 1300 Technical Report Summary, effective December 2023.
(3) Source: Mazowe Mine S-K 1300 Technical Report Summary, effective December 2023.
(4) Source: Redwing Mine S-K 1300 Technical Report Summary, effective December 2023 .
(5) Note: The holder of these exploration permits has given Greenstone four years of exclusivity to explore mining possibilities under these permits, and has agreed to enter into a joint venture, of which Greenstone would have a 50% interest, following feasibility studies and in connection with conversion of these exploration licenses to exploitation licenses.
(6) Please refer to Slide for 25 definitions of certain mining terms. Note: Figures may vary due to rounding, please refer to each project report for more information. There is a low level of geological confidence associated with Inferred Mineral Resources and there is no certainty that further exploration work will result in the determination of Indicated Mineral Resources.
(7) Source: Audited financial statements and notes of Greenstone as of and for the year ended December 31, 2024.

Note: M&I = Measured & Indicated, I = Inferred.

NAMIB MINERALS

Investor Presentation | 4

Rooted in Africa A Leadership Team with Global Vision and Local Expertise Deep Local Roots Executive Management are African nationals with decades of mining expertise worldwide, blending local knowledge with global experience . Proven Track Record Our team has successfully managed operations in both Africa and North America, driving successful multi - million - dollar projects and operational turnarounds. Political and Economic Insight We bring a unique understanding of the local political landscape, backed by strong, longstanding government and economic relationships, essential for operational efficiencies. A Family - Centered Approach Our mines sit at the heart of our communities. We're committed to sustainable growth that enhances local economies and creates lasting value for our people who call these regions home. De - Risked Opportunity Zimbabwe is undergoing a transformation with political stability, economic reforms, and investor - friendly policies, offering an attractive opportunity. Likewise, the DRC is emerging as a key mining player, attracting foreign investment in copper and cobalt. Community Focused We prioritize ESG principles at every stage of exploration, development and production to support responsible growth that benefits local communities and ensures a sustainable future. Investor Presentation | 5 Investor Presentation | 5

Set in Africa's Rising Mining Powerhouses

Presenting a strong value proposition capitalizing on the mining jurisdictions of Zimbabwe and the DRC

Zimbabwe: A Transformed Mining Hub

Political & Economic Stability

Inflation controls, increasingly predictable business climate, and the "Open for Business" initiative meant to attract foreign investment.

Pro-Mining Government & Infrastructure

Infrastructure growth and pro-mining policies foster a friendlier mining environment.

Revamped Mining Regulations

Mining laws revised for efficiency and transparency. Untapped gold and mineral resources present strong potential.

Global Confidence & Strategic Partnerships

Major industry leaders such as Anglo American, Rio Tinto, and Shaanxi Mining are already operating and investing in Africa, underscoring the growing confidence in the region's mining potential.

DRC: A Rising Mining Power

World-Class Copper & Cobalt

A leading source of copper and cobalt, essential for the green energy transition.

Pro-Mining Government & Infrastructure

Embraces foreign investment with incentives and expanding infrastructure for growth.

NAMIB MINERALS

Investor Presentation | 6

Strategically Positioned Bridging a legacy of success with a bold vision for the future Strategic Positioning: Positioned at the forefront of Africa’s mining surgence, with assets in gold, copper, lithium, and cobalt across strategic regions. Exploration Upside: Strong exploration potential with untapped resources and numerous projects on the horizon. Diversified Portfolio: Gold, copper, lithium, and cobalt assets that place us at the nexus of clean energy and resource demand worldwide. Historical Legacy : Assets with a rich history of production dating back to the 1940 s, and exploration activity dating back to 1890 s, providing a foundation of proven mineral potential . Proven Success : CEO (Ibrahima Tall) while at Semafo, contributed to the their significantly increased production on YoY basis at its Mana project and led strategic exits like the $735M sale to Endeavour Mining. Proven Leadership : CEO and CFO (Tulani Sikwila) bring decades of experience, with a history of scaling production, turning around underperforming assets and managing operations during challenging economic events. Investor Presentation | 7

Asset Portfolio Flagship Operation How Mine (HM) • Historical 1.8Moz of gold produced (1941 – 2023), low - cost operations • Milling capacity ~40 Ktpm (kilotonne per month). • Expansion plan, aiming to increase production through underground ore generation and increased milling capacity 1.7Mt at 1.66g/t Au (88koz) (2) Total Reserves (2023) 1.6Moz at 3.92g/t Au (1)(3)(4) Total Measured & Indicated Resources 2.4Moz at 3.57g/t Au (1)(3)(4)(5) Total Inferred Resources Resource Quality • High - grade gold may allow for higher recovery rates and lower production costs Exploration Upside • Additional down - shaft and on surface targets identified for further resource expansion GENERAL RESOURCE OVERVIEW CURRENT ASSETS Re - start Projects Currently positioning to restart operations at both Mazowe and Redwing mines representing a significant opportunity for growth. Mazowe Mine (MM) • Historical 1.36Moz Au produced (1962 - 2018) (3)(5) • 291koz M&I, 915koz Inferred (Dec 31, 2023) (3)(5) • High ore grades: 7.77g/t Au (M&I), 8.65g/t Au Inferred. (3)(5) Redwing Mine (RM) • 1.19Moz M&I, 1.33Moz Inferred resources (Dec 31, 2023) (4)(5) • 9.65Mt M&I, 15.83Mt Inferred gold resources (4)(5) • Strong exploration potential (1) Source: How Mine S - K 1300 Technical Report Summary, effective December 31, 2023, exclusive of all Reserves (Underground Reserves of 64koz @ 2.39 g/t and Surface Reserves of 23koz @ 0.88 g/t) and Inferred Sands (Resource of 213koz @ 0.60 g/t Au). (2) Source: How Mine S - K 1300 Technical Report Summary, effective December 31, 2023. (3) Source: Mazowe Mine S - K 1300 Technical Report Summary, effective December 31, 2023. Investor Presentation | 8 Investor Presentation | 8 (4) Source : Redwing Mine S - K 1300 Technical Report Summary, effective December 31 , 2023 . (5) Please refer to Slide for 25 definitions of certain mining terms . Note : Figures may vary due to rounding, please refer to each project report for more information . There is a low level of geological confidence associated with Inferred Mineral Resources and there is no certainty that further exploration work will result in the determination of Indicated Mineral Resources . Note : M&I = Measured & Indicated, I = Inferred .

Growth Trajectory Strategically positioned for growth Efficient operations designed for scalable growth. How Mine contributed approximately 37koz of gold in 2024 with a focus on increasing production. Low - Cost, High - Margin Production Preparing to begin restart at the Mazowe and Redwing mines which would lead to increased production Investor Presentation | 9 Further exploration could increase resource base at both sites, with a pipeline of future opportunities in the DRC. Strategic Pause & Restart Exploration Our team is leveraging a proven methodology to identify, acquire, and optimize high - potential assets. Our success is driven by local and regional relationships, community engagement, and deep expertise in unlocking value.

How Mine Operations Investor Presentation | 10 Scaling Up a High - Grade Underground Gold Mine Historical Success Over 1.8Moz of gold produced since 1941, with plans to scale up production and extend the life of the mine. Acquired by Greenstone’s predecessor in 2002. Modern Infrastructure Robust milling capacity (475ktpa) and access to national utilities. Exploration & Resource Expansion Targets for further growth with a focus on near - surface and down - shaft exploration.

Mazowe Mine

Planning to Restart
Legacy Asset

Historical Production

1.36Moz of gold produced from 1962-2018.

Location

~50km North of Harare (the capital and commercial hub).

Preparing to Begin Restart

Our goal is to recommence production within 24-30 months of receipt of funding, leveraging established infrastructure and access to key resources.

Exploration Upside

Significant exploration potential to increase reserves and production.



291koz M&I, 915koz (inferred) (Dec 31, 2023) [1][2]
High ore grades:
7.77g/t Au (M&I), 8.65g/t Au (inferred) [1][2]

(1) Source: Mazowe Mine S-K 1300 Technical Report Summary, effective December 31, 2023.
(2) Please refer to Slide for 25 definitions of certain mining terms. Note: Figures may vary due to rounding, please refer to each project report for more information. There is a low level of geological confidence associated with Inferred Mineral Resources and there is no certainty that further exploration work will result in the determination of Indicated Mineral Resources.
Note: M&I = Measured & Indicated, I = Inferred.

NAMIB MINERALS
Investor Presentation | 11

Investor Presentation | 12 Redwing Mine A Proven Reserve with Community Support and Plans to Restart Proven Reserves 0.65Moz of gold produced from 1981 - 2019 Location 20km North - Northeast of Mutare (key commercial and industrial hub) Restart Plan Feasibility studies underway. Goal is to restart mine within 24 - 30 months of receipt of funding. Infrastructure & Community Support Ready to leverage local utilities and labor, benefiting from community support for the restart. M&I: 1.19Moz Au @ 3.83 g/t Au (1)(2) I: 1.33Moz Au @ 2.61 g/t Au (1)(2) (Dec 31, 2023) (1) Source : Redwing Mine S - K 1300 Technical Report Summary, effective December 31 , 2023 . (2) Please refer to Slide for 25 definitions of certain mining terms . Note : Figures may vary due to rounding, please refer to each project report for more information . There is a low level of geological confidence associated with Inferred Mineral Resources and there is no certainty that further exploration work will result in the determination of Indicated Mineral Resources . Note : M&I = Measured & Indicated, I = Inferred .

Investor Presentation | 13 Regional Growth Potential Through DRC Expansion Copper & Cobalt Assets Interest in 13 granted exploration permits (2) located in DRC’s Haut Katanga and Lualaba provinces, with rich copper and cobalt deposits, vital for clean energy transition. Strategic Exploration Work underway across 13 exploration permits, with mineralization identified. Joint Venture (2) Strategic agreement in DRC and plans for a joint venture to convert exploration licenses into exploitation. Initial Drilling Success Six drilling holes identified copper and cobalt potential; greenfield exploration underway. Development Plan Geochemical surveying, mapping, and geophysics to explore high - grade mineralization and advance licenses. Strategic Positioning Positioned in a leading mining jurisdiction for battery metals, presenting significant growth potential. Source: Internal management data. (1) Source: Ivanhoe Mines Kamoa - Kakula Copper Complex (2) Note: The holder of these exploration permits has given Greenstone four years of exclusivity to explore mining possibilities under these permits, and has agreed to enter into a joint venture, of which Greenstone would have a 50% interest, following feasibility studies and in connection with conversion of these exploration licenses to exploitation licenses. Located near Ivanhoe & Zijin’s Kamoa - Kakula Copper Complex, one of the world’s largest copper operations. (1)

Investor Presentation | 14 Plan for Scaling Quickly & Responsibly • Proven methodologies for scaling operations, focusing on optimizing cash flow to fund future projects. • Produced 37k ounces of gold in 2024 with strong cash flow, supporting new project development. • Funding to support restart, including feasibility studies, mine development, and infrastructure works. Preparation for restart underway. • Reliant on successful financing to create a multi - asset gold company • Zimbabwe assets’ cash flow intend to support further exploration and development of DRC assets, unlocking copper and cobalt potential. • Aims to build a multi - asset, multi - jurisdiction portfolio in the growing battery metals sector. • Targeting additional exploration targets driving quick resource expansion through cost - effective exploration. Assets to Scale • Mazowe and Redwing mines represent the potential to increase production upon successful restarts. Efficient Exploration Capital Efficiency Existing Production: How Mine Restart of Mazowe & Redwing Mines DRC Expansion • Finalize funding to restart operations and accelerate exploration Investment Requirements

MY SAFETY
MY LIFE
ZERO HARM
IS POSSIBLE!!!

Responsible Mining for Long-Term Impact

We are committed to embedding ESG criteria at every stage of exploration and development, to help ensure responsible, long-term growth in the mining sector.

Operating Responsibly in **Zimbabwe** & the **DRC**

Safety, Health, Environment & Quality (SHEQ) Initiative[(1)(2)]

- Rigorous safety standards aiming for "zero-harm environment" across all operations
- Our mines comply with ISO 14001, 9001, and 45001 for environmental responsibility, quality, and occupational health and safety
- Compliance with international protocols (Stockholm Convention) for hazardous waste management and recycling
- Commitment to biodiversity, climate change policies, and rehabilitation of disturbed areas to protect local ecosystems
- Established a rapid response team to assist surrounding communities in emergencies

Community Empowerment & Corporate Social Investments

Healthcare: Providing free medical services, donating equipment and funds to local hospital

Education: Promoting STEM education through investments in local high schools and the Zimbabwe School of Mines

Local Infrastructure: Construction of A-level blocks and outfitting IT labs in local schools

Social Services: continuing investment in local community events and social services

NAMIB MINERALS

(1) Source: How Mine internal management safety reporting.
(2) Source: During the year ended December 31, 2024, recertification achieved on all three international standards-based management systems, ISO 14001 of 2015: Environmental Management Systems (EMS), ISO 9001 of 2015: Quality Management Systems (QMS) and ISO 45001 of 2018: Occupational Safety and Health Management Systems (OHSMS).

Investor Presentation | 15

Proven Management T e a m Investor Presentation | 16 African - led leadership with U.S. experience and track record of success scaling production, turning around underperforming assets, and creating value. Ibrahima Tall | CEO & Director ■ Ibrahima began his mining career at the Kiniero Gold Mine in Guinea, a JV between Managem and Semafo, advancing to the Assistant Managing Director. ■ In 2005, contributed to the development of Semafo’s Samira Hill mine in Niger, corrected stability issues and trained technical personnel. ■ From 2007 to 2018, shifted to the Mana project in Burkina Faso serving as the Technical Services Manager. Pivotal role in expanding the company's operations. ■ In 2020, Endeavour Mining (TSX:EDV) acquired Semafo for ~US$735M. ■ Joined Greenstone and its predecessor companies in January 2019 as COO, has served as CEO since June 2022. Sphesihle Mchunu | General Counsel & Director ■ Strong experience in corporate law with a specific focus on renewable energy, construction, and mining. ■ Served as Associate at Hogan Lovells. 10 years of experience with a focus in energy, infrastructure, and mining. Tulani Sikwila | CFO & Director ■ 20 years of operational, accounting and finance expertise with 19+ years of experience at Greenstone and its predecessor companies, including roles as Chief Financial Officer, Chief Executive Officer and Director. ■ Responsible for the company’s investment management, corporate finance, tax and compliance functions. Molly P. Zhang | Director Tito Botelho Martins Júnior | Director ■ Over 35 years of executive leadership in metals, mining, logistics, and energy; held senior roles at Vale S.A., including CFO and CEO of Caemi. ■ Former CEO & President of Nexa Resources SA (2012 – 2021); led NYSE/TSX IPO and served as director of CBA, Nexa Peru, and Atacocha. ■ Holds a Bachelor of Economics and an MBA; Certified Director with the National Association of Corporate Directors. Dennis A. Johnson | Director ■ Over 40 years of global finance and investment experience; former CIO at TIAA and Chief Strategy Officer at Saudi Arabia’s Public Investment Fund (2018 – 2020). ■ Previously Managing Director at Citigroup (1994 – 2005) and Head of Global Corporate Governance at CalPERS (2005 – 2008). ■ Served on multiple public and private boards, including Texas Industries, EasyKnock, and Glass Lewis; appointed to SEC Investor Advisory Committee. ■ Holds a PhD in Chemical Engineering and a Master’s in Chemistry from the Technical University of Clausthal, Germany. ■ Brings extensive international experience in business, operations, and financial management, with service on multiple corporate boards. ■ Served in global leadership roles at Orica Limited (2011 – 2016), including as Vice President of Asset Management (2015 – 2016). ■ Held senior leadership positions at Dow Inc. (1989 – 2009), most recently as Managing Director, SCG - Dow Group (2009 – 2011). ■ Currently serves on the boards of Gates Industrial Corporation plc (since July 2020) and Aqua Metals, Inc. (since March 2021).

Proven Operational & Financial Performance 2024 2023 Howe Mine Operations 473 kt (1) 450 kt (2) Tonnes Milled 2.70 g/t Au (1) 2.60 g/t Au (2) Grade 36.6koz (1) 33.7koz (2) Au Production US$1,414/oz (3) US$1,403/oz (3) AISC/oz US$1,153/oz (3) US$1,181/oz (3) C1 Cost/oz 2024 2023 GREENSTONE FINANCIALS US$86M (1) US$65M (2) Revenue US$25M (3) US$20M (3) Adjusted EBITDA (1) Source: Audited financial statements and notes of Greenstone as of and for the year ended December 31, 2024. (2) Source: Audited financial statements and notes of Greenstone as of and for the year ended December 31, 2023. (3) Source: Non - IFRS measures, which should not be considered in isolation or as a substitute for IFRS measures, from unaudited, unreviewed management budgets. Please see slide 26 for definitions of each and a reconciliation of each to the most comparable IFRS measures. (4) Source: World Gold Council, Gold Demand Trends Full Year 2023. (5) Source: World Gold Council, Gold Demand Trends: Full Year 2024. 2023 average spot gold price: US$1,941/oz (4) 2024 average spot gold price : US$2,386/oz (5) Investor Presentation | 17

A Unique Opportunity in Africa’s Fast - Growing Mining Landscape Unmatched Resource Potential With significant ounces of high - grade gold reserves and growing exposure to copper, lithium, and cobalt, we are poised to leverage Africa’s vast resources. With strong exploration potential, ongoing and planned projects aim to expand reserves and production, including in the DRC. Rapid Production Growth Gold production growth potential from current Howe Mine, and restart plans at both Mazowe and Redwing Strategic Geographies & Metals Operating in mining - friendly jurisdictions like Zimbabwe and the DRC, with strong government support, which contributes to our focus on expansion. Exposure to high - demand metals — gold, copper, lithium, and cobalt — critical to the global transition to clean energy, ensuring broad market relevance and risk mitigation. Rising Commodity Prices With gold prices sitting above $3,000/oz, our production ramp - up potential may present significant upside. Our value proposition presents an opportunity for exposure to recent rise in gold prices. Experienced Leadership A team with decades of success in African and U.S. mining, skilled in scaling operations, navigating crises, and maximizing value in underexplored markets. Community - Focused, Responsible Growth Deeply committed to local communities, healthcare, education, and environmental sustainability, ensuring long - term value and fostering goodwill in key operating regions. Investor Presentation | 18 Investor Presentation | 18

APPENDIX Investor Presentation | 19

Proven Operational & Financial Performance Rational decision to halt production rather than to operate at a loss Namib Minerals has adopted significant strategic measures for risk mitigation MM and RM are strongly positioned to thrive in many go - forward operating and mining environments Redwing & Mazowe were placed on Care & Maintenance after 2018 Suboptimal Efficiency Concern • Smaller operating capacity results in reduced operating leverage. • Difficulty to sustain profits leading to financial loss. Capital Investment to Expand Capacity and Create Operating Leverage ■ Substantial CapEx investment can unlock significant cost reductions and create an efficient operating environment at scale. ■ Upon completion of successful financing, plans to purchase high - capacity machinery aimed to lower operational costs. (1) Namib Minerals does not possess a Special Mining Lease (“SML”). Monetary Policy • Change in monetary policy resulted in the effective gold price being reduced to 2/3rd of the spot price, making mining uneconomical. Zimbabwe Currency Crisis • The currency crisis further inhibited mining operations due to poor economic conditions, especially affecting precious metals mining. • Late payments for mined gold further impacted costs and operations. Special Mining Lease (SML) (1) ■ SML allows for the direct export of gold from Zimbabwe, denominated in USD. ■ The lease allows for significant monetary risk mitigation by enabling gold exports at spot rates. Investor Presentation | 20

Non-IFRS Reconciliation

Non-IFRS Measures

Namib Minerals utilizes non-IFRS financial measures, including Adjusted EBITDA, C1 cost per ounce, and AISC per ounce, to complement its IFRS reporting and provide stakeholders with a deeper understanding of its operational performance and financial health. These measures offer insights into trends and factors that IFRS metrics may not fully capture, and Namib Minerals believes they are essential for formulating strategic decisions and business plans. Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS, and non-IFRS financial measures as used by Namib Minerals may not be comparable to similarly titled amounts used by other companies. While not a substitute for IFRS results, they exclude items not indicative of Namib Minerals' core operations, enhancing comparability across periods.

Adjusted EBITDA

Namib Minerals defines Adjusted EBITDA as profit for the period before finance cost, (loss) gain on sale, related party credit loss, taxes, depreciation and amortization, impairment of long-lived assets, interest income and financial guarantee remeasurement. The table below presents Greenstone's Adjusted EBITDA, reconciled to its Profit for the period, which is the most comparable IFRS measure, for the year ended December 31, 2023 and the year ended December 31, 2024:

	Greenstone	
	Year ended December 31, 2024	Year ended December 31, 2023
(In thousands)		
Profit for the period	$ 3,588	$ 3,627
Finance cost	1,522	2,415
Disposal of investment	-	41
Related party credit loss	1,426	6,818
Income tax expense	10,907	5,254
Depreciation and amortization	4,141	2,705
Impairment	5,724	-
Interest income	(14)	(114)
Financial guarantee remeasurement	(2,746)	(486)
Adjusted EBITDA	$ 24,548	$ 20,260

How Mine C1 Cost Per Ounce

Namib Minerals defines C1 cost as the sum of IFRS production costs and royalties expense. C1 cost per ounce is calculated as the C1 cost divided by the ounces of gold sold.

	How Mine	
($ in thousands)	Year ended December 31, 2024	Year ended December 31, 2023
Production cost (IFRS)	$ 38,648	$ 36,501
Royalties	4,279	3,153
C1 cost	$ 42,927	39,654
Gold sales (oz)	37,239	33,585
C1 cost per ounce ($/oz)	$ 1,153	1,181

How Mine AISC Per Ounce

Namib Minerals defines AISC as the sum of C1 cost, sustaining capital expenditure consisting of additions to property, plant and equipment, administrative expenditure, and silver by-product credit. AISC per ounce is calculated as the AISC divided by the ounces of gold sold. Namib Minerals uses this metric to measure the cost of extracting an ounce of gold and measure the efficiency of its mining operations. The table below presents How Mine's AISC per ounce, reconciled to its Production cost, which is the most comparable IFRS measure, for the periods indicated.

	How Mine	
($ in thousands, unless otherwise indicated)	Year ended December 31, 2024	Year ended December 31, 2023
Production cost (IFRS)	$ 38,648	$ 36,501
Royalties	4,279	3,153
C1 cost	$ 42,927	39,654
Sustaining capital expenditure	8,394	6,481
Administrative expenditures	1,387	1,029
Silver by product credit	(64)	(32)
AISC	$ 52,644	47,162
Gold sales (oz)	37,239	33,585
AISC per ounce ($/oz)	$ 1,414	1,403

NAMIB MINERALS

Investor Presentation | 21

Namib Minerals Risk Factors Investor Presentation | 22 Risks Related to Namib Minerals’ Business, Operations and Industry                  Greenstone entered into a share purchase agreement (the “SPA”) on June 17, 2024 pursuant to which it purchased the parent company (“BMC”) that holds the Mazowe, Redwing, and How Mines from Metallon Corporation Limited ("Metallon"), a U.K. company currently undergoing insolvency proceeding overseen by a U.K. administrator. Under the SPA, certain former Greenstone shareholders (the “Guarantors”) are obligated to pay certain cash sums to Metallon, which to date have not been paid, and are obligated to indemnify Metallon, the U.K. administrator, and Greenstone for any claims brought against them in connection with the SPA, including for failure to pay such cash sums. Notwithstanding the nonpayment of the cash payment, Greenstone is the registered owner of all of the shares of BMC. However, Greenstone’s purchase of the Mazowe Mine, the Redwing Mine, and the How Mine may be subject to potential claims that may have a material adverse effect on Namib Minerals’ assets and operations. We are subject to risks related to the development of existing and new mining projects that may adversely affect our results of operations and profitability. We require significant additional capital to fund our business, including to restart the Mazowe and Redwing Mines, and no assurance can be given that such capital will be available at all or available on terms acceptable to us. Our Mineral Resource and Mineral Reserve estimates may be materially different from mineral quantities we may ultimately recover, our life - of - mine estimates may prove inaccurate and changes in operating and capital costs may render mineral resources uneconomic to mine. Our ability to replenish Mineral Reserves is subject to uncertainty and risks inherent in exploration, pre - feasibility and feasibility studies, and other project evaluation activities as well as competition within the industry for exploration, development, and operational projects. Mining is inherently hazardous and the related risks of disruptions to our mining operations may adversely impact the environment, the health, safety or security of our workers or the local community, production, cash flows and overall profitability. Theft of the mineral concentrate, final metals and production inputs may occur. These activities are difficult to control, can disrupt our business and can expose us to liability. Our assets and operations are subject to political, economic and other uncertainties as a result of being located in Zimbabwe and the DRC. Investor perceptions of risks in developing countries or emerging markets, including in Zimbabwe and the DRC, could reduce investor appetite for investments in Namib Minerals’ securities. Fluctuating foreign currency and exchange rates as well as Zimbabwean exchange controls may negatively impact our business, results of operations, and financial position. We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses, identify additional material weaknesses in the future, or otherwise fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our securities may be materially and adversely affected. The price of gold is subject to volatility and may have a significant effect on our future activities and profitability. We cannot guarantee that there will not be an increase in input costs affecting our results of operations and financial performance. Our operations are vulnerable to infrastructure constraints, including power and water supply. Mining operations and projects are vulnerable to supply chain disruptions such that operations and development projects could be adversely affected. We derive all of our revenues from the sale of gold to one company which is controlled by the Zimbabwean authorities. Our rights to mine in Zimbabwe are derived from three mining leases, and the loss of our rights under any of these mining               leases would have a material adverse effect on our financial condition and results of operations.  Acquisitions, strategic partnerships, joint ventures and other partnerships may not perform in accordance with expectations, may fail to receive required regulatory approvals or may disrupt our operations and adversely affect our credit ratings and profitability. We may be unable to identify acquisition opportunities and successfully execute and close acquisitions, which could limit our potential for growth. The mining industry is highly competitive and there is no guarantee we will always be able to compete effectively. We may not be able to comply with the financial covenants related to our current or future bank borrowings or arrangements. We depend on key personnel for the success of our business. Most of our employees are members of the Associated Mine Workers Union of Zimbabwe and any work stoppage or industrial action implemented by the union may affect our business, results of operations and financial performance. We were required to facilitate the economic participation of certain indigenous groups in our business and may be subject to outstanding and remaining liabilities and claims as a result. We are subject to labor and employment laws and regulations, which could increase our costs and restrict our operations in the future. Our business, financial condition, and results of operations may be adversely affected by the occurrence of an outbreak of infectious diseases, a pandemic or other public health threats, and natural disasters. Our management of workplace health and safety matters may expose our business to significant risk. Our operations are underpinned by numerous contractual arrangements with third parties and non - compliance with these arrangements may substantially affect our operations or profits. Our insurance coverage may not be sufficient in all possible contexts, and we may not be able to rely upon our insurance in certain circumstances. If our operations do not perform as expected, we may be required to write down the carrying value of our investments, which could affect any future profitability and our ability to pay dividends. Since operations at our Mazowe and Redwing mines were halted in 2018 and 2019, respectively, we have been subject to litigation regarding disputed debts and corporate rescue proceedings pursuant to Zimbabwean insolvency laws. Lawsuits may be filed against us and an adverse ruling in any such lawsuit could have a material adverse effect on our business, results of operations and financial performance.

Risks Related to Cybersecurity  Security breaches, loss of data and other disruptions could compromise sensitive information related to our business and prevent us from accessing critical information or expose us to liability.  Cybersecurity breaches and other disruptions or failures in our information technology systems could compromise our information, result in the unauthorized disclosure of confidential supplier, employee, and company information, damage our reputation, and expose us to liability. Risks Related to Laws and Regulations Investor Presentation | 23        Our operations are subject to various government approvals, permits, licenses and legal regulation for which no assurance can be provided that such approvals, permits or licenses will be obtained or if obtained will not be revoked or suspended. Failure to comply with the U.S. Foreign Corrupt Practices Act and similar laws in Zimbabwe and elsewhere associated with our activities could subject us to penalties and other adverse consequences. Existing and future environmental laws may increase our costs of doing business, result in significant liabilities, fines or penalties, and may restrict our operations. We are subject to complex laws and regulations, which could have a material adverse effect on our operations and financial results. Existing and future laws and regulations governing issues involving climate change, and public sentiment regarding climate change, could result in increased operating costs or otherwise impact our operations. Namib Minerals may be subject to Zimbabwean capital gains tax as a result of its recently completed business combination and Greenstone’s acquisition of the holding company of our mining assets. There is general market uncertainty as a result of the conflicts in Ukraine and Israel - Gaza. Risks Related to the Ownership of Namib Minerals’ Securities and Other General Matters        Future sales and issuances of our ordinary shares (“Ordinary Shares”) could result in additional dilution of the percentage ownership of our shareholder and could cause our share price to fall. Future sales of a substantial number of shares of our Ordinary Shares, or the perception in the market that the holders of a large number of Ordinary Shares intend to sell shares, could reduce the market price of our Ordinary Shares. We will incur increased costs as a result of operating as a public company, and our management will devote substantial time to new compliance initiatives. Our management has limited experience in operating a Nasdaq - listed public company. There can be no assurance that we will be able to comply with the continued listing standards of Nasdaq. One shareholder owns the majority of our issued and outstanding Ordinary Shares and has the right to appoint a majority of the members of our board of directors and its interests may conflict with those of our other shareholders, which may have the effect of delaying or preventing a change in control. We are a “controlled company” under Nasdaq rules and able to rely on exemptions from certain corporate governance requirements that could adversely affect our shareholders.               We may redeem our unexpired warrants (“Warrants”) prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless. The Warrant Agreement relating to our Warrants designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of our Warrants, which could limit the ability of warrant holders to obtain a favorable judicial forum for disputes with our company. We do not intend to pay cash dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our Ordinary Shares. We are a holding company. Our only significant asset is our ownership of 100% of the securities of Greenstone, and we will accordingly be dependent on distributions from Greenstone and its subsidiaries to meet our financial obligations and to pay dividends, if any. Our Second Amended and Restated Memorandum and Articles of Association contain certain provisions, including anti - takeover provisions, that limit the ability of shareholders to take certain actions and could delay or discourage takeover attempts that shareholders may consider favorable. Our limited history makes it difficult to evaluate our business and prospects and may increase the risks associated with your investment. If an active market for our securities develops and continues, the trading price of our securities could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding our Ordinary Shares adversely, then the price and trading volume of our Ordinary Shares could decline. We may not be able to timely and effectively implement internal controls and procedures required by Section 404 of the Sarbanes - Oxley Act. We are an “emerging growth company” within the meaning of the Securities Act and the Exchange Act, and as we may take advantage of certain exemptions from disclosure requirements available to emerging growth companies, our securities may be less attractive to investors and more difficult to compare our performance to the performance of other public companies. As a foreign private issuer, we are exempt from a number of U.S. securities laws and rules promulgated thereunder and will be permitted to publicly disclose less information than U.S. public companies must. This may limit the information available to holders of our Ordinary Shares. We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses. This would subject us to U.S. GAAP reporting requirements which may be difficult to comply with. Your ability to protect your rights through U.S. courts may be limited as we are incorporated under the law of the Cayman Islands. We conduct substantially all of our operations, and half of our directors and executive officers reside, outside of the United States. You may face difficulties in protecting your interests because we are incorporated under Cayman Islands law. Namib Minerals Risk Factors

Disclaimer Investor Presentation | 24 Disclaimer This Presentation is provided for informational purposes only and has been prepared to provide interested parties with certain information about Namib Minerals and its subsidiaries (collectively, “Namib Minerals” or the “Company”), including Greenstone Corporation (“Greenstone”) and for no other purpose. This Presentation does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any equity, debt or other financial instruments of Namib Minerals. No representations or warranties, express or implied are given in, or in respect of, the accuracy or completeness of this Presentation or any other information (whether written or oral) that has been or will be provided to you. To the fullest extent permitted by law, in no circumstances will Namib Minerals or any of its subsidiaries, shareholders, affiliates, representatives, control persons, members, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. In addition, this Presentation does not purport to be all - inclusive or to contain all of the information that may be required to make a full analysis of Namib Minerals. Viewers of this Presentation should each make their own evaluation of Namib Minerals and of the relevance and adequacy of the information provided in this Presentation and should make such other investigations as they deem necessary before making an investment decision. Nothing herein should be construed as legal, financial, tax or other advice. You should consult your own advisers concerning any legal, financial, tax or other considerations concerning anything described herein, and, by accepting this Presentation, you confirm that you are not relying solely upon the information contained herein to make any investment decision. The general explanations included in this Presentation cannot address, and are not intended to address, your specific investment objectives, financial situations or financial needs. No Offer or Solicitation This communication is for informational purposes only. It is not an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor will there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law Use of Projections This Presentation contains projected financial information with respect to Namib Minerals. Such projected financial information constitutes forward - looking information, is for illustrative purposes only, and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties. See also “Forward - Looking Statements” on Slide 2. Actual results may differ materially from the results contemplated by the financial forecast information contained in this Presentation and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved. Namib Minerals does not intend to or undertake any obligation to update or otherwise revise the projected financial information to reflect circumstances existing after the date when made or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the projected financial information are no longer valid. Accordingly, they should not be viewed as "guidance" of any sort. Financial Information; Non - IFRS Financial Terms Certain company financial information and data contained this Presentation is unaudited and does not conform to requirements promulgated by the SEC (including Regulation S - X). Accordingly, such information and data may not be included in, may be adjusted in, or maybe presented differently in, any report or document to be filed or furnished by Namib Minerals with the SEC. Furthermore, some of the financial information and data contained in this Presentation, such as all - in sustaining costs (“AISC”) per ounce, C1 Cost per ounce, and Adjusted EBITDA, have not been prepared in accordance with International Financial Reporting Standards (“IFRS”). Definitions of such non - IFRS measures are included on Slide 26 of this Presentation. An investor should not consider these items in isolation or as alternatives to cost of sales, production cost, or any other measure of financial performance presented in accordance with IFRS or as an indicator of Namib Minerals’ performance. Namib Minerals believe these non - IFRS measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to its financial condition and results of operations. Namib Minerals’ management uses these non - IFRS measures for trend analyses and for budgeting and planning purposes. Namib Minerals believes that the use of these non - IFRS financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing Namib Minerals’ financial measures with other similar companies, many of which present similar non - IFRS financial measures to investors. Management of Namib Minerals does not consider these non - IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of these non - IFRS financial measures is that they exclude significant expenses and income that are required by IFRS to be recorded in Namib Minerals’ financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expense and income are excluded or included in determining these non - IFRS financial measures. You should not rely on any single financial measure to evaluate Namib Minerals’ business. A reconciliation of non - IFRS financial measures used in this Presentation to the most directly comparable IFRS financial measures is included on slide 21 with respect to historical financial information. Cautionary Note Regarding Mineral Resources and Mineral Reserves Estimates of "measured", "indicated" and "inferred" mineral resources as well as "proven" and "probable" mineral reserves shown in this Presentation are defined in Subpart 1300 of Regulation S - K promulgated by the SEC ("S - K 1300"). Please see Slide 31 for more information. The estimation of measured resources and indicated resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable mineral reserves. The estimation of inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. Investors are cautioned not to assume that any or all of the mineral resources are economically or legally mineable or that these mineral resources will ever be converted into mineral reserves. You are cautioned that mineral resources do not have demonstrated economic viability.

Definitions Investor Presentation | 25 Mineral Resources • A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. • An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated based on limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of an Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration. • An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. • A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated or an Inferred Mineral Resource. It may be converted to either a Proven Mineral Reserve or a Probable Mineral Reserve. Mineral Reserves • A Mineral Reserve is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at prefeasibility or feasibility level as appropriate that include application of modifying factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. • A Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the modifying factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve. • A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the modifying factors. Feasibility Studies • A prefeasibility study is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open - pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the modifying factors and the evaluation of any other relevant factors which are sufficient for a competent person, acting reasonably, to determine if all or part of the Mineral Resource may be converted to a Mineral Reserve at the time of reporting. A prefeasibility study is at a lower confidence level than a feasibility study. • A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a prefeasibility study.

Investor Presentation | 26 namibminerals.com Harnessing Africa’s mining transformation to unlock resources and build stronger communities together. Contact Us Website: namibminerals.com Email: IR@namibminerals.com

Important Information for Investors and Stockholders

In connection with the proposed business combination (the “Proposed Business Combination”), Namib and Greenstone Corporation (“Greenstone”) have filed with the U.S. Securities and Exchange Commission (the “SEC”) a post-effective amendment to the registration statement on Form F-4 (File No. 333-283650) (as amended, the “Registration Statement”), which includes a prospectus with respect to Namib’s securities to be issued in connection with the Proposed Business Combination and the Proxy Statement (as defined below). The SEC declared the Registration Statement effective on April 23, 2025, and Hennessy Capital Investment Corp. VI (“HCVI”) has filed a definitive proxy statement (the “Proxy Statement”) with the SEC and has mailed copies to holders of record of HCVI’s common stock as of March 31, 2025. On May 6, HCVI held a special meeting of stockholders in connection with the Proposed Business Combination, and the Proposed Business Combination was approved by HCVI’s shareholders. This communication does not contain all the information that should be considered concerning the Proposed Business Combination and is not a substitute for the Registration Statement, the Proxy Statement or for any other document that Namib or HCVI has filed or may file with the SEC. Before making any investment or voting decision, investors and security holders of HCVI and Greenstone are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about Greenstone, HCVI, Namib and the Proposed Business Combination. This communication does not contain all the information that should be considered concerning the Proposed Business Combination and is not a substitute for the Registration Statement, Proxy Statement or for any other document that Namib or HCVI may file with the SEC. Before making any investment or voting decision, investors and security holders of HCVI, Namib and Greenstone are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about, Greenstone, HCVI, Namib and the Proposed Business Combination.

Investors and security holders will be able to obtain free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by Namib and HCVI through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Namib and HCVI may be obtained free of charge from HCVI’s website at hennessycapitalgroup.com or by directing a request to Nicholas Geeza, Chief Financial Officer, PO Box 1036, 195 US Hwy 50, Suite 309, Zephyr Cove, NV 89448; Tel: (775) 339-1671. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Forward-Looking Statements

All statements other than statements of historical facts contained in this communication are, including statements regarding Greenstone’s, HCVI’s or Namib’s future financial position, results of operations, business strategy, market demand and plans and objectives of their respective management teams for future operations, forward-looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “preliminary,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, Greenstone’s, HCVI’s, Namib’s, or their respective management teams’ expectations concerning the outlook for their or Namib’s business, productivity, plans, and goals for future operational improvements and capital investments, operational performance, future market conditions, or economic performance and developments in the capital and credit markets and expected future financial performance, the restart of the Mazowe Mine and the Redwing Mine and related expansion plans, capital expenditure plans and timeline, the development and goals of the prospective exploration licenses in the Democratic Republic of the Congo (the “DRC”), mineral reserve and resource estimates, outlook for investing in Zimbabwe, expectations regarding gold prices and exchange rates, production, total cash costs, all-in costs, cost savings and other operating results, productivity improvements, growth, expected net proceeds, expected additional funding, the percentage of redemption of HCVI’s public stockholders, growth prospects and outlook of Namib’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of Greenstone exploration and production projects, as well as any information concerning possible or assumed future results of operations of Namib. Forward-looking statements also include statements regarding the expected benefits of the Proposed Business Combination pursuant to the Business Combination Agreement among Greenstone, Namib, HCVI, Midas SPAC Merger Sub Inc. and Cayman Merger Sub Ltd. (as amended on December 6, 2024 and April 14, 2025, the “Business Combination Agreement”). The forward-looking statements are based on the current expectations of the respective management teams of Greenstone and HCVI, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

These risks and uncertainties include, but are not limited to, (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of HCVI’s securities; (ii) the risk that the Proposed Business Combination may not be completed by HCVI’s business combination deadline and the risk that HCVI will not seek, or otherwise fails, to extend its business combination deadline; (iii) the failure to satisfy the conditions to the consummation of the Proposed Business Combination; (iv) market risks, including the price of gold; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (vi) the effect of the announcement or pendency of the Proposed Business Combination on Greenstone’s business relationships, performance, and business generally; (vii) the outcome of any legal proceedings that may be instituted against Greenstone, Namib or HCVI related to the Business Combination Agreement or the Proposed Business Combination; (viii) failure to realize the anticipated benefits of the Proposed Business Combination; (ix) the inability to meet listing requirements and maintain the listing of Namib’s securities on the Nasdaq; (x) the inability to remediate the identified material weaknesses in Greenstone’s internal control over financial reporting, which, if not corrected, could adversely affect the reliability of Greenstone’s and Namib’s financial reporting; (xi) the risk that the price of Namib’s securities may be volatile due to a variety of factors, including changes in the highly competitive industries in which Greenstone plans to operate, variations in performance across competitors, changes in laws, regulations, technologies, natural disasters or health epidemics/pandemics, national security tensions, and macro-economic and social environments affecting its business, and changes in the combined capital structure; (xii) the inability to implement business plans, forecasts, and other expectations after the completion of the Proposed Business Combination, identify and realize additional opportunities, and manage its growth and expanding operations; (xiii) the risk that Greenstone may not be able to successfully develop its assets, including expanding the How Mine, restarting and expanding its other mines in Zimbabwe or developing its exploration permits in the DRC; (xiv) the risk that Greenstone will be unable to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; (xv) political and social risks of operating in Zimbabwe and the DRC; (xvi) the operational hazards and risks that Greenstone faces; (xvii) the risk that additional financing in connection with the Proposed Business Combination may not be raised on favorable terms or at all; (xviii) potential volatile and sporadic trading of HCVI’s securities; and (xix) the continuation of trading of HCVI’s units, shares of Class A common stock and warrants on the OTC markets, including whether an active public market of HCVI’s units, shares of Class A common stock and warrants will be sustained on this market in the future. The foregoing list is not exhaustive, and there may be additional risks that neither HCVI nor Greenstone presently know or that HCVI and Greenstone currently believe are immaterial. You should carefully consider the foregoing factors, any other factors discussed in this communication and the other risks and uncertainties described in the “Risk Factors” section of HCVI’s annual report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on March 31, 2025, the risks described in the Registration Statement, and those discussed and identified in filings made with the SEC by Namib and HCVI from time to time. Namib, Greenstone and HCVI caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward looking statements set forth in this communication speak only as of the date of this communication. None of Greenstone, HCVI, or Namib undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that Greenstone, Namib, or HCVI will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward looking statements, including discussions of significant risk factors, may appear, up to the consummation of the Proposed Business Combination, in Namib’s or HCVI’s public filings with the SEC, which are or will be (as appropriate) accessible at www.sec.gov, and which you are advised to review carefully.

Participants in the Solicitation

Greenstone, HCVI, Namib and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from HCVI’s stockholders in connection with the Proposed Business Combination. See HCVI’s annual report on Form 10-K filed with the SEC on March 31, 2025 for more information about HCVI’s directors and executive officers. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests are included in the Registration Statement and the Proxy Statement. Stockholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement carefully before making any voting or investment decisions.

This communication is not a substitute for the Registration Statement or for any other document that Namib may file with the SEC in connection with the Proposed Business Combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of other documents filed with the SEC by Namib through the website maintained by the SEC at http://www.sec.gov. The information in the Registration Statement may update and supersede the information presented in this communication.

No Offer or Solicitation

This communication shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the Proposed Business Combination shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Cautionary Note Regarding Mineral Resources

Estimates of “measured”, “indicated” and “inferred” mineral resources as well as “proven” and “probable” mineral reserves shown in this communication are defined in Subpart 1300 of Regulation S-K promulgated by the SEC (“S-K 1300”). The estimation of measured resources and indicated resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable mineral reserves. The estimation of inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. Investors are cautioned not to assume that any or all of the mineral resources are economically or legally mineable or that these mineral resources will ever be converted into mineral reserves. You are cautioned that mineral resources do not have demonstrated economic viability.